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19006272

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68628

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ministry Partners Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

915 W. Imperial Hwy., Suite 120
(No. and Street)

Brea	CA	92821
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joseph W. Turner, Jr. (714) 671-5720
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hutchinson and Bloodgood LLP
(Name – *if individual, state last, first, middle name*)

550 N. Brand Blvd 14th Floor	Glendale	CA	91203
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Joseph W. Turner, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ministry Partners Securities, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President and Chief Executive Office

Title

See California Jurat attached

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT **GOVERNMENT CODE § 8202**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Orange

Subscribed and sworn to (or affirmed) before me on

this 25th day of February, 2019, by
Date *Month* *Year*

(1) Joseph W. Turner Jr.

(and (2) ______________________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

DENISE F. SNOW
COMM. #2266111
NOTARY PUBLIC • CALIFORNIA
ORANGE COUNTY
Comm. Expires Dec. 7, 2022

Signature Denise F. Snow
Signature of Notary Public

Place Notary Seal and/or Stamp Above

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Annual Audit Report - Oath or Affirmation

Document Date: ______________ Number of Pages: TWO

Signer(s) Other Than Named Above: No other signers

HUTCHINSON and BLOODGOOD LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

550 N. Brand Blvd., 14th Floor
Glendale, CA 91203
t 818.637.5000 f 818.240.0949
www.hbllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Ministry Partners Securities, LLC
Brea, California

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Ministry Partners Securities, LLC (the Company) as of December 31, 2018 and 2017, and the related statements of income, member's equity, and cash flows for the years then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedules I, II, and III (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audits of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplementary information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Hutchinson and Bloodgood LLP

We have served as the Company's auditor since 2011.

Glendale, California
February 25, 2019

Statements of Financial Condition
December 31, 2018 and 2017

	2018	2017
Assets		
Cash	$ 1,209,672	$ 1,069,366
Cash, restricted	50,934	57,979
Commissions and fees receivable	12,692	4,086
Concessions due from related party	18,809	55,435
Property and equipment, net	1,844	3,516
Other assets	12,871	16,700
Total assets	$ 1,306,822	$ 1,207,082
Liabilities and Equity		
Liabilities		
Accounts payable	$ 39,732	$ 31,880
Due to related party	7,397	139,448
Accrued compensation	35,425	5,534
Total liabilities	82,554	176,862
Member's equity		
Common ownership	1,900,000	1,900,000
Accumulated deficit	(675,732)	(869,780)
Total member's equity	1,224,268	1,030,220
Total liabilities and member's equity	$ 1,306,822	$ 1,207,082

The Notes to Financial Statements are an integral part of these financial statements.

Statements of Income
Years ended December 31, 2018 and 2017

	2018	2017
Revenue		
Security Commissions	$ 48,872	$ 470,316
Profits from underwriting and selling groups	413,406	889,818
Revenue from sale of investment company shares	89,336	78,114
Fees for account supervision, investment advisory and administrative services	231,145	170,034
Other insurance product revenue	154,107	135,672
Fees from affiliated party	250,000	10,000
Other revenue	2,067	1,553
Total revenue	1,188,933	1,755,507
Expenses		
Salaries and benefits	506,883	474,674
Marketing and promotion	12,423	9,625
Clearing expenses	60,153	60,345
Office occupancy	42,652	42,916
Referral fees	80,975	214,352
Office operations and other expenses	161,633	155,705
Professional fees	118,514	120,272
Total expenses	983,233	1,077,889
Income before provision for income taxes and state fees	205,700	677,618
Provision for state income taxes and fees	11,652	9,352
Net income	$ 194,048	$ 668,266

The Notes to Financial Statements are an integral part of these financial statements.

Statements of Member's Equity
Years ended December 31, 2018 and 2017

	Common Ownership Amount	Accumulated Deficit	Total
Balance, December 31, 2016	$ 1,900,000	$ (1,538,046)	$ 361,954
Net income	—	668,266	668,266
Balance, December 31, 2017	1,900,000	(869,780)	1,030,220
Net income	—	194,048	194,048
Balance, December 31, 2018	$ 1,900,000	(675,732)	$ 1,224,268

The Notes to Financial Statements are an integral part of these financial statements.

Statements of Cash Flows
Years ended December 31, 2018 and 2017

	2018	2017
Cash Flows from Operating Activities		
Net income	$ 194,048	$ 668,266
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	3,494	4,404
Net change in:		
Receivables	28,020	(29,795)
Other assets	3,829	(13,334)
Accounts payable and accrued expenses	(94,308)	99,713
Net cash provided by operating activities	135,083	729,254
Cash Flows used in Investing Activities		
Purchase of property and equipment	(1,822)	—
Net increase in cash	133,261	729,254
Cash and restricted cash, beginning	1,127,345	398,091
Cash and restricted cash, ending	$ 1,260,606	$ 1,127,345
Supplemental Disclosures of Cash Flow Information		
Income taxes paid	$ 800	$ 800

The Notes to Financial Statements are an integral part of these financial statements.

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Ministry Partners Securities, LLC (the Company) was formed in California as a limited liability company on April 26, 2010. The Company is wholly-owned by Ministry Partners Investment Company, LLC (MPIC). Offices of the Company are located in Brea, Glendora, and Fresno, California.

The Company is a registered broker dealer firm under Section 15 of the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). In addition, the Company holds a resident license from the California Department of Insurance to act as an Insurance Producer under the name Ministry Partners Insurance Agency, LLC (MPIA).

The Company provides securities brokerage services to credit unions, credit union service organizations, and the customers and institutions they serve. The Company also acts as a selling agent for MPIC's debt securities offered through both public and private note offerings. The Company is a non-carrying broker and opens brokerage accounts for its customers through its clearing firm agreement with Royal Bank of Canada Dain Rauscher (RBC Dain).

Due to its broad offering of products and professional services, the Company is directly regulated by the following federal and state entities: the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), the California Department of Business Oversight, and the California Department of Insurance. In addition, the Company is licensed with the state insurance or securities divisions in every state in which business is conducted. Through December 31, 2018, the Company was licensed for insurance in 14 states and for investments in 23 states.

As disclosed in Note 2, Related Party Transactions, the Company has executed networking agreements with two credit unions: America's Christian Credit Union ("ACCU") and Evangelical Christian Credit Union ("ECCU"). Under the terms of these agreements, the credit union will refer its members to the Company for investment and insurance services, as well as financial planning. As stipulated in the agreements and subsequent amendments, the Company remits a proportional share of the revenue to both ACCU and ECCU when their members utilize the investment, insurance, or financial planning services of the Company.

The Company has executed multiple selling and/or solicitor agreements with additional third party investment and insurance product providers to meet client or member needs.

Basis of Accounting and Revenue Recognition: The accompanying financial statements are presented on the accrual basis of accounting.

For sales of securities, other than mutual funds, the Company recognizes concession and commission income as of the trade date. Commission and fee income on sales of mutual funds and advisory fees are recognized as of the settlement date or are recognized as earned on a prorated basis over the period to which the income relates, if that period is longer than one month.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents: For purposes of the statement of cash flows, cash equivalents include demand deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less. The Company had no cash positions other than demand deposits as of December 31, 2018 and 2017.

Reclassifications: Certain reclassifications have been made to the 2017 financial statements to conform to the 2018 presentation. Neither member's equity nor net income for the year ended December 31, 2017 were impacted by the reclassifications.

Property and Equipment: Furniture, fixtures, and equipment are stated at cost, less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives (three to five years) of the assets.

Income Taxes: The Company is a limited liability company (LLC) for both federal and state tax purposes. The Company is treated as a partnership for federal and state income tax purposes. Consequently, the tax effects of the Company's income or loss are passed through to the member and reported in the member's income tax returns. For state purposes, the Company is subject to the State of California's LLC gross receipts fee and the state minimum tax. For the years ended December 31, 2018 and 2017, the Company was subject to gross receipts fees of $6,000 in each year, in addition to the $800 minimum tax.

Recent Accounting Pronouncements: In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2016-02 *"Leases (Topic 842)."* ASU 2016-02 establishes a right of use model that requires a lessee to record a right of use asset and a lease liability for all leases with terms longer than 12 months. Leases will be classified as either

finance or operating, with classification affecting the pattern of expense recognition in the income statement. For lessors, the guidance modifies the classification criteria and the accounting for sales-type and direct financing leases. A lease will be treated as sale if it transfers all of the risks and rewards, as well as control of the underlying asset, to the lessee. If risks and rewards are conveyed without the transfer of control, the lease is treated as a financing. If the lessor doesn't convey risks and rewards or control, an operating lease results. The amendments are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years for public business entities. Entities are required to use a modified retrospective approach for leases that exist or are entered into after the beginning of the earliest comparative period in the financial statements, with certain practical expedients available. Early adoption is permitted. Management is assessing the impact of ASU 2016-02 on its accounting and disclosures. The Company's assets and liabilities will increase at the adoption date as a result of implementing ASU 2016-02, but management does not believe the adoption will have a material effect on the Company's financial position or results of operations.

Accounting Standards Adopted in 2018: In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, "Revenue from Contracts with Customers", which supersedes existing accounting standards for revenue recognition and creates a single framework. ASU 2014-09 and all subsequent amendments to the ASU (collectively "ASC 606") requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers and revises when it is appropriate to recognize a gain or loss from the transfer of nonfinancial assets such as other real estate owned. This standard also specifies the accounting for certain costs to obtain or fulfill a contract with a customer. The Company's implementation efforts included a detailed review of revenue contracts within the scope of guidance and an evaluation of the impact on the Company's revenue recognition policies. No transition-related practical expedients were applied.

The Company adopted ASC 606 using the modified retrospective method applied to all contracts not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under ASC 606 while prior period amounts continue to be reported in accordance with legacy GAAP. Most of the Company's revenues arise from contracts with customers and fall within the scope of ASC 606. However, the adoption of ASC 606 did not result in a material change to the accounting for any of the in-scope revenue streams; as such, no cumulative effect adjustment was recorded.

NOTE 2. RELATED PARTY TRANSACTIONS

The Company entered into an Administrative Services Agreement with MPIC which stipulates that MPIC will provide certain facilities and services to the Company. This agreement was

updated in February 2018 and again in December of 2018 (effective January 01, 2019). The Agreement will be automatically renewed for one-year periods unless either party provides written notice to the other party at least three months prior to the end of the term or the termination date of any renewal term thereafter. These services include the lease of office space, use of equipment, including computers and phones, and payroll and personnel services. MPIC has charged the Company for payroll and personnel costs based on estimates of actual time spent by MPIC employees on Company matters. Other expenses have been allocated to the Company using an estimate based on the number of employees working on Company matters as a percentage of the total number of employees at MPIC. These expenses are accrued on a monthly basis and paid the following month. As of December 31, 2018 and 2017, the Company had accrued $30,124 and $139,448, respectively, for unpaid expenses. The total expenses charged to the Company by MPIC were $521,972 and $530,494 for the years ended December 31, 2018 and 2017, respectively.

The Administrative Services Agreement also stipulates that the Company provide ministerial, compliance, marketing, operational, and investor relations related services regarding MPIC's investor note program over the term of the agreement. For these services MPIC paid the Company $250,000 during 2018. A total of $22,727 was receivable from MPIC under this agreement at December 31, 2018 and was netted against unpaid intercompany expenses payable on the balance sheet. A total of $7,397 was due to MPIC as of December 31, 2018. Under the terms of the renewed agreement, MPIC will again pay the Company $250,000 in monthly installments over the course of 2019.

During the years ended December 31, 2018 and 2017, the Company sold securities issued by MPIC and received concessions for these sales. See Note 8, PROFITS FROM UNDERWRITING AND SELLING GROUPS, for further explanation of these transactions.

The Company has a Networking Agreement with ECCU pursuant to which the Company will assign one or more registered sales representatives to one or more locations designated by ECCU and offer investment products, investment advisory services, insurance products, annuities and mutual fund investments to ECCU's members. ECCU is part owner of the Company's parent company, MPIC. As discussed below, Abel Pomar, an executive of ECCU, served on the Company's Board of Managers. The Company recognized $24,729 and $24,187 in referral fees due to ECCU under the terms of this agreement during the years ended December 31, 2018 and 2017, respectively.

In addition, the Company has a Networking Agreement with ACCU pursuant to which the Company will assign one or more registered sales representatives to one or more locations designated by ACCU and offer investment products, investment advisory services, insurance

products, annuities and mutual fund investments to ACCU's members. ACCU is part owner of MPIC. The Company has agreed to offer only those investment products and services that have been approved by ACCU or its Board of Directors and comply with applicable investor suitability standards required by federal and state securities laws and regulations. The Company offers these products and services to ACCU members in accordance with NCUA rules and regulations and in compliance with its membership agreement with FINRA. The Company has agreed to compensate ACCU for permitting it to use the designated location to offer such products and services to ACCU's members under an arrangement that will entitle ACCU to be paid a percentage of total revenue received by the Company from transactions conducted for or on behalf of ACCU members. The Networking Agreement may be terminated by either ACCU or the Company without cause upon thirty days prior written notice. The Company recognized $56,246 and $190,165 in referral fees due to ACCU under the terms of this agreement during the years ended December 31, 2018 and 2017, respectively.

The Company's Board of Managers comprises three individuals, all of whom are members of the Board of Managers of MPIC. On February 8, 2017, Jerrod Foresman resigned as Chairman of the Board of Managers of the Company. The resignation was not the result of any disagreement with the Company. R. Michael Lee, who was serving as a Manager on the Company's Board of Managers, was appointed to serve as the Chairman of the Board. In addition, effective February 9, 2017, the Company's Board of Managers appointed Abel Pomar to serve as a Manager of the Company. Mr. Pomar was serving as a Manager on the MPIC Board of Managers at that time. Mr. Pomar also currently serves as an executive of ECCU, with which the Company has a networking agreement. Mr. Pomar resigned from both the MPIC and the Company's board on November 8, 2018. The resignation was not the result of any disagreement with the Company.

NOTE 3. RESTRICTED CASH

Restricted cash consists of funds the Company is required to maintain in a Central Registration Depository (CRD) account with FINRA, as well as funds the Company has deposited with RBC DAIN as clearing deposits. The CRD funds may only be used for fees charged by FINRA to maintain the membership status of the Company, as well as fees related to registered and associated persons of the Company. At December 31, 2018 and 2017, restricted cash held in the CRD account totaled $697 and $236, respectively. At December 31, 2018 and 2017, restricted cash held with RBC Dain totaled $50,237 and $57,743.

NOTE 4. PREMISES AND EQUIPMENT, NET

Premises and equipment at December 31 consisted of the following:

		2018		2017
Furniture, fixtures and equipment	$	45,918	$	44,096
Less accumulated depreciation		44,074		40,580
	$	1,844	$	3,516

NOTE 5. RESERVE REQUIREMENTS

The Company is exempt from the computation for Determination of the Reserve Requirements pursuant to SEC rule 15c3-1(k)(2)(ii).

NOTE 6. NET CAPITAL REQUIREMENT

The Company is subject to the SEC's net capital rule 15c3-1, which requires the maintenance of a minimum net capital of the greater of the minimum dollar requirement of $5,000 or 6.667% of aggregate indebtedness. As of December 31, 2018, the Company had net capital of $1,177,355 which was $1,171,851 in excess of its required net capital of $5,504. As of December 31, 2017, the Company had net capital of $950,247, which was $938,456 in excess of its required net capital of $11,791.

NOTE 7. REVENUE RECOGNITION FROM CONTRACTS WITH CUSTOMERS

The following disclosures discuss the Company's revenue recognition accounting policies as governed by Topic 606, Revenue from Contracts with Customers. Most of the Company's revenue arises from contracts with customers. That revenue can be separated into two main categories. Transactional revenue is recognized at the settlement or trade date of the product sale, which is when performance obligations have been satisfied. Trail revenue, or asset under management (AUM) revenue, is recognized periodically over the life of the contract or relationship based on a fee rate that is applied to the average balance of managed assets over that period.

The following table separates revenue from contracts with customers into categories that based on the nature, amount, timing, and uncertainty of revenue and cash flows associated with each product and distribution channel:

	Year ended December 31, 2018 Transactional	AUM	Total
Affiliated			
Concessions from underwriting and selling groups	$ 377,701	$ 35,705	$ 413,406
Other fees	—	250,000	250,000
Total revenue from affiliated parties	377,701	285,705	663,406
Unaffiliated			
Security Commissions	23,707	25,165	48,872
Sale of investment company shares	17,009	72,327	89,336
Other insurance product revenue	104,263	49,844	154,107
Advisory fee income	2,600	228,545	231,145
Total revenue from unaffiliated parties	147,579	375,881	523,460
Total revenue from contracts with customers	525,280	661,586	1,186,866
Other revenue not within scope of ASC 606	2,067	—	2,067
Total revenue	$ 527,347	$ 661,586	$ 1,188,933

	Year ended December 31, 2017 Transactional	AUM	Total
Affiliated			
Concessions from underwriting and selling groups	$ 684,866	$ 204,952	$ 889,818
Other fees	10,000	—	10,000
Total revenue from affiliated parties	694,866	204,952	899,818
Unaffiliated			
Security Commissions	448,420	21,896	470,316
Sale of investment company shares	23,786	54,328	78,114
Other insurance product revenue	114,221	21,451	135,672
Advisory fee income	—	170,034	170,034
Total revenue from unaffiliated parties	586,427	267,709	854,136
Total revenue from contracts with customers	1,281,293	472,661	1,753,954
Other revenue not within scope of ASC 606	1,553	—	1,553
Total revenue	$ 1,282,846	$ 472,661	$ 1,755,507

Revenue from affiliated parties

These revenues are earned based on agreements between the Company and its parent company, MPIC. Transactional concessions are earned when the Company completes the sale of a note or certificate offered by MPIC (see Note 8, Profits from Underwriting and Selling Groups). The Company recognizes revenue on the trade date, which is when the Company has satisfied its performance obligation with respect to the sale. The agreements between the Company and MPIC also provide for concessions to be earned based on the average monthly assets under management for various offerings. These revenues are calculated and recognized on a monthly basis.

Other fees earned from affiliated parties are recognized based on the contract under which they arose. Fees in 2017 were recognized upon the Company's completion of its obligations under an agreement to provide a due diligence review of MPIC's note offerings. Fees in 2018 were based on an Administrative Services Agreement that began in February 2018 and ended in December 2018. Revenue earned under this agreement was recognized evenly over the life of the contract on a monthly basis as the services provided by the Company were ongoing throughout the duration of the agreement.

Revenue from unaffiliated parties

Revenue from unaffiliated parties comprises security commissions, the sale of investment company shares, insurance product revenue, and advisory fee income. Security commission revenue represents the sale of over-the-counter stock, unit investment trusts, and variable annuities. The revenue earned from the sale of these products is recognized upon satisfaction of performance obligations, which occurs on the trade date. The Company also earns revenue from the management of variable annuity assets, which is recognized monthly, as earned, based on the average assets.

Revenue from the sale of investment company shares consists primarily of the sale of mutual fund products and 12b-1 fees related to the management of these assets. Revenue earned from the sale of these products is recognized upon satisfaction of performance obligations, which occurs on the settlement date. 12b-1 fees are recognized periodically based on average assets under management.

Other insurance product revenue represents the sale of fixed annuities and other life insurance products. The revenue earned from the sale of these products is recognized upon satisfaction of performance obligations, which occurs on the trade date. The Company also earns revenue from

the management of fixed annuity assets, which is recognized monthly, as earned, based on the average assets.

Advisory fees are generally recognized over time as services are rendered and are based on either a percentage of the market value of the assets under management, or fixed based on the services provided to the client. The Company's execution of these services represents its related performance obligations. Fees are calculated quarterly and are usually collected at the beginning of the period from the client's account and recognized ratably over the related billing period as the performance obligation is fulfilled. For fees that are fixed based on services provided to the client, the Company recognizes revenue when its performance obligations are satisfied.

Other revenue

Other revenue comprises interest income and other non-contract related fees, which do not fall under the scope of ASC 606.

NOTE 8. PROFITS FROM UNDERWRITING AND SELLING GROUPS

Profits from underwriting and selling groups include concession income, Assets Under Management (AUM) fees, and processing fees related to the sale of MPIC securities. On January 15, 2015, the Company entered into a Placement Agency Agreement with MPIC pursuant to which it agreed to act as MPIC's lead placement agent for an offering of MPIC's 2015 Secured Investment Certificates (the Secured Certificates). The Secured Certificates were offered and sold to qualified investors that meet the requirements of Rule 506 of Regulation D, promulgated by the SEC.

In January 2015, the Company began acting as a participating broker and managing broker in MPIC's Class 1 Notes Offering, an offering of debt securities under a prospectus filed with the SEC. The Company also has entered into agreements with MPIC to act as a participating selling broker for MPIC's Subordinated Capital Notes as well as its International Notes. Under the terms of these agreements, the Company recognized concession income of $684,867 for the year ended December 31, 2017.

Effective on September 1, 2017, the Company transitioned to an Assets Under Management (AUM) fee compensation model for all MPIC note sales made by MP Securities, which was similar to the trail concessions earned by the Company on the average balance of variable notes sold under previous offerings. Under the AUM fee compensation structure, MP Securities was paid a fee equal to 1% per annum of the outstanding balances of the Notes, provided, however, that the maximum amount of fees assessed will not exceed 5% of the Note investment. The Company

also continued to earn trails on the average balance of outstanding variable notes sold under previous note offerings. Total AUM and trail concessions earned in 2017 were $204,952.

In February 2018, the Company entered into an amended Managing Broker Agreement with MPIC when it filed a prospectus for a new note offering, the Class 1A notes. The agreement sets the concessions and fees the Company receives for selling, processing, and servicing MPIC's Class 1A Notes. Concessions are paid at a rate equal of 1.50% of the aggregate amount of the initial principal balance of the note sold. No concessions revenue is paid for additional deposits into existing Class 1A Notes. The Company recognized $180,950 in concession income from the sale of Class 1A Notes during the year ended December 31, 2018. An account servicing fee is paid to the Company at a rate equal of 1% of the outstanding note balance beginning 12 months after the note sale. As the offering did not begin until February 2018, no account servicing fees were earned during the year ended December 31, 2018. The aggregate of all fees paid to the Company will not exceed 5.5% on the Class 1A Note per terms of the Class 1A Registration Statement.

The Company continues to recognize concessions income on notes sold under MPIC's private offerings based on the AUM compensation structure established in September 2017. The Company recognized $98,129 during the year ended December 31, 2018 in income on concessions and managing broker fees for notes sold under private offerings.

The Company also earns a 0.50% processing fee on the purchase of any note sold for MPIC. Total processing fees earned in 2018 were $77,718. No processing fees were earned on note sales during 2017.

The Company recognized profits from underwriting and selling groups of $413,406 and $889,818 related to MPIC securities sold during the years ended December 31, 2018 and 2017, respectively.

NOTE 9. OTHER PRODUCT SALES

Total Security Commissions include commissions on variable annuities, variable annuity trails, stock OTC investments, 401K plans, fixed income investments, agency transactions and REIT investments. Revenue from sale of registered investment company shares includes commission income from the sale of mutual funds and mutual fund trails. Fees for account supervision, investment advisory and administrative services include advisory fee income.

The Company has entered into selling agreements with a number of companies to sell mutual fund investments, investments in Real Estate Investment Trusts (REITs), investments in 401(k)

plans. The Company receives sales commissions on these transactions according to the agreements signed with other broker-dealers. The Company has also earned commissions on the sale of stock and investments in Unit Investment Trusts (UITs) through RBC Dain. RBC Dain allows the Company's clients to purchase these products through a clearing broker-dealer.

The Company's insurance agency, MPIA, sells fixed and variable annuities and receives commissions on these sales as well as trail commissions on continued investment in insurance products through companies with which the Company has selling agreements. The Company recognized commission income on other product sales of $138,208 and $548,431 during the years ended December 31, 2018 and 2017, respectively.

The Company also earns investment advisory fees on customer investments made through the Assetmark, Camelot, and Envestnet services platforms. The Company recognized advisory fee income of $231,145 and $170,034 during the years ended December 31, 2018 and 2017, respectively.

NOTE 10. LEASE COMMITMENTS

The Company leases property in Fresno, California under an operating lease agreement that expires March 31, 2020. The Company is also charged for leased space based on an expense sharing agreement with its parent company, MPIC. The Company recognized total lease expense of $37,914 and $37,722 for the years ended December 31, 2018 and 2017, respectively.

While the lease expense due in relation to the expense sharing agreement between the Company and MPIC is subject to revision based on space utilized by the Company, the following represents the expected future remaining lease payments under the current agreements:

2019		26,892
2020		6,774
Total	$	33,666

Supplemental Information

Schedule I – Computation of Net Capital, Pursuant to Rule 15c3-1
December 31, 2018

Computation of Net Capital		
Total Equity		$ 1,224,268
Less: Non-Allowable Assets		46,913
Tentative Net Capital		1,177,355
Less: Haircuts		—
Net Capital		1,177,355
Computation of Net Capital Requirement		
(A) Minimum net capital based on aggregate indebtedness (6.667% of aggregate indebtedness)	$ 5,504	
(B) Minimum dollar requirement per 240.15c3-1 (a)(2)(vi)	$ 5,000	
Net Capital requirement (greater of (A) or (B))		5,504
Excess net capital		$ 1,171,851
Non-Allowable Assets as of December 31, 2018		
CRD account held with FINRA		697
Other Assets		12,871
Concessions Receivable		18,809
Commissions and Fees Receivable		12,692
Fixed Assets		1,844
Total Non-Allowable Assets		$ 46,913
Aggregate Indebtedness		$ 82,554
Ratio of aggregate indebtedness to net capital		0.07
Reconciliation to Form X-17A-5		
Net Capital as reported on Form X-17A-5 (unaudited)		$ 1,175,155
Audit adjustments		2,200
Net Capital per above		$ 1,177,355

The Company is exempt from the Reserve Requirement computation according to the provision of Rule 15c3-3(k)(2)(ii).

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control according to the provisions of Rule 15c3-3(k)(1) and 15c3-3(k)(2)(ii).

Ministry Partners Securities, LLC

Exemption Review Report

For year ended December 31, 2018

MINISTRY PARTNERS SECURITIES, LLC

TABLE OF CONTENTS

HUTCHINSON and BLOODGOOD LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

550 N. Brand Blvd., 14th Floor
Glendale, CA 91203
t 818.637.5000 f 818.240.0949
www.hbllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON REVIEW OF EXEMPTION REPORT

To the Member of
Ministry Partners Securities, LLC
Brea, California

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Ministry Partners Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Ministry Partners Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(1) and (k)(2)(ii), (the "exemption provisions") and (2) Ministry Partners Securities, LLC stated that Ministry Partners Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Ministry Partners Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Ministry Partners Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(1) and (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

Hutchinson and Bloodgood LLP

Glendale, California
February 25, 2019

MINISTRY PARTNERS℠

Assertions Regarding Exemption Provisions

We, as members of the management of Ministry Partners Securities, LCC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission ("SEC") and the broker or dealer's designated examining authority ("DEA"). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(1), and (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period from January 1, 2018 through December 31, 2018.

Ministry Partners Securities, LLC

By: ______________________

Joseph W. Turner, CEO
(Name and Title)

02/25/19
(Date)

Ministry Partners Securities, LLC

Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Year ended December 31, 2018

MINISTRY PARTNERS SECURITIES, LLC

TABLE OF CONTENTS

HUTCHINSON and BLOODGOOD LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

550 N. Brand Blvd., 14th Floor
Glendale, CA 91203
t 818.637.5000 f 818.240.0949
www.hbllp.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Member of
Ministry Partners Securities, LLC
Brea, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Ministry Partners Securities, LLC (the Company) and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended December 31, 2018, solely to assist you and other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2018, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (including trial balances, detail of revenues from the sale of variable annuities, and detail of commissions paid in connection with securities transactions), noting no differences.
4. Recalculated the arithmetical accuracy reflected in Form SIPC-7 and in the related schedules and working papers (including trial balances, detail of revenues from the sale of variable annuities, and detail of commissions paid in connection with securities transactions) supporting the adjustments, noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hutchinson and Bloodgood LLP

Glendale, California
February 25, 2019

Schedule of Assessment and Payments to the Securities Investor Protection Corporation
Year ended December 31, 2018

Period Covered	Date Paid	Amount
General assessment reconciliation for the year ended		$ 915
Payment schedule		
SIPC-6 assessment	8/6/2018	418
SIPC-7 assessment	2/8/2019	497
		915
		$ —